Exhibit 99.1

Xunlei Updates Second Quarter Revenue Guidance

SHENZHEN, China, June 13, 2023 (GLOBE NEWSWIRE) — Xunlei Limited (“Xunlei” or the “Company”) (NASDAQ: XNET), a leading innovator of shared cloud computing and blockchain technology in China, today announced an update to its revenue guidance for the second quarter of 2023 after fully assessing the impact of the downsizing of the Company’s domestic live streaming business, which was previously announced by the Company on May 22, 2023.

Based on information available as of the date of this press release, the Company estimates that the total revenues of the Company for the second quarter of 2023 will be between US$101 million and US$106 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 4.3%. This estimate represents the Company’s preliminary view as of the date of this press release. Such estimate is subject to change and any change could be material.

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing, blockchain and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contact:

Investor Relations
Xunlei Limited
Email: ir@xunlei.com
Tel: +86 755 6111 1571
Website: http://ir.xunlei.com